Exhibit 21.1

SUBSIDIARIES OF OMNITURE, INC.

JURISDICTION OF
COMPANY NAME	INCORPORATION/ORGANIZATION

Omniture A/S	Denmark
Omniture HK Limited	Hong Kong
Omniture KK	Japan
Omniture Limited	United Kingdom
Instadia Limited	United Kingdom
Instadia GmbH	Germany
Touch Clarity Limited	United Kingdom
Touch Clarity, Inc.	Delaware